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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

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                                                         OMB APPROVAL
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                                               OMB Number:            3235-0058
                                               Estimated average burden
                                               hours per response . . . . .2.50
                                               --------------------------------

                                               --------------------------------
                                                       SEC FILE NUMBER
                                                          000-26489
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                                               --------------------------------


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K |X|Form 10-Q [ ] Form
N-SAR

          For Period Ended: June 30, 2000
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I     REGISTRANT INFORMATION

      MCM Capital Group, Inc.
Full Name of Registrant

      N/A
Former Name if Applicable

      5775 Roscoe Court
Address of Principal Executive Office (Street and Number)

      San Diego, CA 92123
City, State and Zip Code

PART II    RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     |   (a)   The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |   (b)   The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
|X|  |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |   (c)   The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.  N/A

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The delay in filing the Form 10-Q is due to the recent management changes at the Company and the recent relocation of the Company's principal executive offices. As a result, the Company cannot timely complete its Form 10-Q for the quarter ended June 30, 2000 without unreasonable effort or expense.

                                                (ATTACH EXTRA SHEETS IF NEEDED)
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                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         Barry R. Barkley                858                  309-6970
             (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).       [X] Yes [ ] No

_______________________________________________________________________________

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                        [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________

                             MCM CAPITAL GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     August 14, 2000                     By     /s/ Barry R. Barkley
                                               --------------------------------
                                                    Barry R. Barkley
                                                    Executive Vice President,
                                                    Chief Financial Officer and
                                                    Treasurer

INSTRUCTIONS:: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                             PART IV (3) (CONTINUED)

                  The Company anticipates reporting total revenue and net loss for the three month period ended June 30, 2000 of approximately $10,054,000 and $16,000,000 respectively, as compared to reported total revenue and net loss for the three month period ended June 30, 1999 of $5,541,000 and $437,000 respectively. Following are the Company's current estimates for total revenue, net loss, weighted average common & equivalent shares, and net loss per basic and diluted shares, for the three month period ended June 30, 2000:


                                              For the three month             For the three month
                                                 period ended                     period ended
                                                June 30, 2000                    June 30, 1999
                                                 (estimated)
 Total Revenue                                  $   10,054                         $   5,541

 Net Loss                                       $  (16,000)                        $    (437)

 Weighted average common & equivalent                7,367                             4,941
 shares

 Net loss per basic and diluted share               ($2.17)                           ($0.09)

                    (in thousands, except per share amounts)

                                   (unaudited)